Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A. [redacted]

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. ex

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	5 October 2005	No of sheets:	2

Current report 49/2005

The Management Board of KGHM Polska Miedź S.A. announces that on 4 October 2005 it received an announcement, in which JPMorgan Chase & Co. with registered head office at 125 London Wall, London, EC2Y 5AJ, United Kingdom, on behalf of itself and its subsidiaries, notifies pursuant to art. 147.1.1 of the Law on the Public Trading of Securities that, as a result of the purchase of shares of KGHM Polska Miedź S.A., JPMorgan Chase & Co holds directly or indirectly interest in the Company, granting the total right to 5.02% of the total number of votes, as detailed below:

Ordinary shares

	Shares	Votes	Shares % of total	Votes % of total
J.P. Morgan Securities Ltd.	945 716	945 716	0.47%	0.47%
Total interest ordinary shares	**945 716**	**945 716**	**0.47%**	**0.47%**

GDRs

	Shares	Votes	Shares % of total	Votes % of total
J.P. Morgan Fleming Asset Management (Japan) Limited	664 313	1 328 626	0.66%	0.66%
JP Morgan Asset Management (UK) Limited	3 888 649	7 777 298	3.89%	3.89%
Total interest GDRs	**4 552 962**	**9 105 924**	**4.55%**	**4.55%**

Total interest in KGHM (in ordinary shares)	**10 051 640**	**10 051 640**	**5.02%**	**5.02%**

dlw 10/5

Exemption number: 82 4639

The Management Board of KGHM Polska Miedź S.A. announces that the depositary bank in the GDR program is Deutsche Bank Trust Company Americas. The total number of shares issued by KGHM Polska Miedź S.A. amounts to 200 000 000. All of these shares are ordinary bearer shares. The maximum amount of votes arising from all issued shares is 200 000 000.

Legal basis:
art.148 point 1 of the Law on the public trading of securities of 21 August 1997 - Journal of Laws Nr 118, item 754 with later changes

PREZES ZARZĄDU
Marek Szczerbiak

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	5 October 2005	*No of sheets:*	2

Current report 50/2005

The Management Board of KGHM Polska Miedź S.A. announces that on 30 September 2005 the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration registered the combination of the companies KGHM Metale S.A. and DSI S.A. The combination was carried out pursuant to art 492 par.1 pt 1 of the Polish Partnerships and Companies Code, i.e. in the form of a transfer of all of the assets of the acquiree, i.e. DSI S.A. to the acquirer, i.e. KGHM Metale S.A.
Following the merger of these entities the company will operate under the name of KGHM Metale DSI S.A.

As a result of the merger of these companies, the share capital of the acquirer was increased by PLN 64 000.0 thousand through the issuance of 6 400 000 registered shares with a face value of PLN 10.00 each. The issue price of these new shares is equal to their face value.

All of the shares in the increased share capital of KGHM Metale DSI S.A. were acquired by KGHM Polska Miedź S.A., which until now had owned 100% of the shares of KGHM Metale S.A. and 77.46% of the shares of DSI S.A.

The carrying amount of the shares of DSI S.A. in the accounts of KGHM Polska Miedź S.A. prior to registration of the combination of these companies amounted to PLN 118 638.2 thousand.

The basis for calculation of the capital increase was the shares exchange ratio of 1: 5.2145, i.e. for 1 share in the equity of DSI S.A., KGHM Polska Miedź S.A. received 5.2145 shares of KGHM Metale S.A. In exchange for 1 227 337 shares of DSI S.A. at PLN 99.00 each, KGHM Polska Miedź S.A. received 6 400 000 shares of the company KGHM Metale S.A. at 10.00 each.

The share capital of KGHM Metale DSI S.A. following registration of this combination amounts to PLN 223 373.7 thousand and is divided into 22 337 373 shares at PLN 10.00 each.

Exemption number: 82 4639

The total number of votes arising from all issued shares is 22 337 373.
KGHM Polska Miedź S.A. owns 100% of the shares of KGHM Metale DSI S.A.

Legal basis:
§5, section 1 point 12 of the Decree of the Council of Ministers dated March 21, 2005 – Journal of Laws Nr 49, item 463.

PREZES ZARZADU
Marek Szczerbiak

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk